

November 5, 2014

Via E-mail
Sergio Marchionne
Principal Executive Officer
Fiat Chrysler Automobiles N.V.
Fiat House
240 Bath Road
Slough SL 1 4DX
United Kingdom

Re: Fiat Chrysler Automobiles N.V.
Registration Statement on Form F-1
Filed October 10, 2014
File No. 333-199285

Dear Mr. Marchionne:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

General

1. Your registration statement appears to indicate that you intend to conduct a firm commitment underwritten offering. In your next amendment, please provide all of the information that may not be excluded pursuant to Rule 430A of the Securities Act, including the names of the lead underwriters. In addition, please revise throughout for consistency and clarity regarding the type of offering you intend to conduct. In this regard, we note that on the registration statement you do not check the box to indicate that this offering will be conducted on a delayed or continuous basis pursuant to Rule 415; however, on the prospectus cover page you disclose that you "may offer and sell these securities . . . on a continuous or delayed basis." To the extent you intend to

conduct a firm commitment underwritten offering, please note that we will defer further review of any amendment that does not include the names of the lead underwriters.

2. We note from the press release dated October 29, 2014 that was filed by FCA (formerly Fiat Investments, N.V.) and which was furnished as an exhibit to the report on Form 6-K filed on October 29, 2014, that you plan to separate Ferrari S.p.A. from FCA and that the separation will be effected through a public offering of FCA's interest in Ferrari equal to 10% of Ferrari's outstanding shares and a distribution of FCAs remaining shares to FCA shareholders. We also note that you expect to complete the steps necessary to complete these transactions during 2015 and that you expect to list the Ferrari shares in the United States and possibly a European exchange. Please revise Fiat's registration statement on Form F-1 to include a recent developments section which discusses these planned transactions including the expected impact of Ferrari's spin-off on your financial condition and your future results of operations and liquidity.

3. We note that FCA has issued a press release dated October 29, 2014 which includes interim financial statements for the quarter ended September 30, 2014 and has furnished it as an exhibit to the report on Form 6-K filed on October 29, 2014. Given that you have published financial information that covers a more current period than that included in the registration statement, please update the interim financial statements and related financial information included in the filing to include information for the nine month period ended September 30, 2014 and the comparable period of the prior year. Refer to the guidance outlined in Item 8.A.5 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP